                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                SCHEDULE 13G/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*


                          Indian Village Bancorp, Inc.
                    ---------------------------------------
                                (Name of Issuer)


                        Common Stock, par value $0.01 per share
             ----------------------------------------------------------
                        (Title of Class of Securities)


                                   454533100
                             ---------------------
                                (CUSIP Number)


                               December 31, 2003
                 ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [x] Rule 13d-1(b)

      [ ]  Rule 13d-1(c)

      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 7 Pages

CUSIP No. 454533100
          ---------


-------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
        Indian Village Community Bank Employee Stock Ownership Plan

-------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) /_/
        (b) /x/

-------------------------------------------------------------------------------
3.      SEC USE ONLY


-------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Ohio


-------------------------------------------------------------------------------
NUMBER OF             5.  SOLE VOTING POWER
                              28,939
SHARES
                 --------------------------------------------------------------
BENEFICIALLY          6.  SHARES VOTING POWER
                              12,957
OWNED BY
                 --------------------------------------------------------------
EACH                  7.  SOLE DISPOSITIVE POWER
                              41,896
REPORTING
                 --------------------------------------------------------------
PERSON                8.  SHARED DISPOSITIVE POWER
                                0
WITH

-------------------------------------------------------------------------------
9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              41,896

-------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

-------------------------------------------------------------------------------
11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              10.7 % of 392,270 shares of Common Stock outstanding as of December 31, 2003.

-------------------------------------------------------------------------------
12.           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              EP

-------------------------------------------------------------------------------



                             Page 2 of 7 Pages

                         INDIAN VILLAGE COMMUNITY BANK
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G/A

ITEM 1.

      (a)   Name of Issuer:

            Indian Village Bancorp, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            100 South Walnut Street
            Gnadenhutten, Ohio 44629
ITEM 2.

      (a)   Name of Person Filing:

            Indian Village Community Bank
            Employee Stock Ownership Plan

      (b)   Address of Principal Business Office or, if none, Residence:

            100 South Walnut Street
            Gnadenhutten, Ohio 44629

      (c)   Citizenship:

            See Page 2, Item 4.

      (d)   Title of Class of Securities:

            Common Stock, par value $0.01 per share

      (e)   CUSIP Number:

            See Page 1.





                             Page 3 of 7 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

            (f][x] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

            This Schedule 13G/A is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held by the trust established pursuant to the ESOP (the "ESOP Trust"). Each trustee of the ESOP Trust and each member of the ESOP Committee set forth in Exhibit A, although filing under the Item 3(f) classification because of their relationship to the ESOP, disclaims that he/she is acting in concert with, or is a member of a group consisting of, the other ESOP trustees and ESOP Committee members.

ITEM 4.     OWNERSHIP.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

            (a) Amount beneficially owned: See Page 2, Item 9.

            (b) Percent of class: See Page 2, Item 11.

            (c) Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: See Page 2,
                           Item 5.

                  (ii) Shared power to vote or to direct the vote: See Page 2, Item 6.

                  (iii) Sole power to dispose or to direct the disposition of: See Page 2, Item 7.

                  (iv) Shared power to dispose or to direct the disposition of: See Page 2, Item 8.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/.


                             Page 4 of 7 Pages

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            This Schedule 13G/A is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held by the trust established pursuant to the ESOP (the "ESOP Trust"). Each trustee of the ESOP Trust and each member of the ESOP Committee set forth in Exhibit A, although filing under the Item 3(f) classification because of their relationship to the ESOP, disclaims that he/she is acting in concert with, or is a member of a group consisting of, the other ESOP trustees and ESOP Committee members.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            N/A

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                             Page 5 of 7 Pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 6, 2004
                  --------------------------------------------
                                    (Date)

                             /s/ Michael A. Cochran
                  --------------------------------------------
                                 (Signature)

                              Michael A. Cochran
                            Administrative Trustee
                  --------------------------------------------
                                 (Name/Title)


















                             Page 6 of 7 Pages

Exhibit A
---------

      Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The ESOP Trustees share voting and dispositive power with the Indian Village Community Bank's ESOP Committee. By the terms of the ESOP, the ESOP Trustees vote stock allocated to participant accounts as directed by participants. Common stock held by the ESOP Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the ESOP Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended). Investment direction is exercised by the ESOP Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

      The ESOP Trustees and Committee members and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a ESOP Trustee or ESOP sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the ESOP's ownership within this Schedule 13G/A).


                             Direct Beneficial            Beneficial Ownership
      Name                       Ownership                As ESOP Participant
      ----                       ---------                -------------------

Michael A. Cochran                16,880                      0

Cindy S. Knisely                   8,480                      0



      The ESOP Trustees and ESOP Committee members expressly disclaim beneficial ownership of any shares held in the ESOP in which such person does not have a direct pecuniary interest. The ESOP Trustees and ESOP Committee members disclaim that he/she is acting in concert with, or is a member of a group consisting of, the other trustees or Committee members of the ESOP.



                             Page 7 of 7 Pages